BEAZER HOMES USA, INC.

1000 Abernathy Road, Suite 1200

Atlanta, Georgia 30328

September 22, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigitte Lippmann

Re:                               Beazer Homes USA, Inc. –  Registration Statement on Form S-4 (File No. 333-127165) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Beazer Homes USA, Inc., a Delaware corporation (referred to herein collectively with the additional registrants named in the Registration Statement as the “Company”), hereby requests acceleration of effectiveness of the Registration Statement to 12:00 P.M. (Eastern time) on September 23, 2005, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities covered by the Registration Statement.

The Company hereby acknowledges that should you or your staff, acting pursuant to delegated authority, declare the Registration Statement effective, it neither forecloses you from taking action with respect to the Registration Statement nor relieves the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.  In addition, should you or your staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company hereby acknowledges that it may not assert this action as a defense in any proceeding initiated by you or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Elizabeth Noe by telephone at (404) 815-2287.

Very truly yours,

BEAZER HOMES USA, INC.

By:	/s/ Kenneth J. Gary
Kenneth J. Gary
Executive Vice President and
General Counsel